EXHIBIT 99.1

Colliers becomes market leader in Nordics

Acquisition adds dominant player in Sweden and Norway

TORONTO, Sept. 06, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today that it has agreed to acquire a controlling interest in Pangea Property Partners (“Pangea”), a leading capital markets advisor in Sweden and Norway. Pangea will merge with Colliers’ existing company-owned operations in Sweden, become the new company-owned operation in Norway, and re-brand as Colliers. Pangea’s partners, together with the existing leadership team of Colliers Sweden, will retain a significant equity stake in the combined business under Colliers’ unique partnership model. The terms of the transaction were not disclosed.

Established in 2009, Pangea brings an exceptional leadership team and world-class expertise from their offices in Oslo in Norway and Stockholm in Sweden. The combined Colliers Sweden and Norway operations will have more than 80 professionals and offer a full suite of services for our clients including capital markets advisory, debt advisory, project finance, leasing and sales brokerage, valuations, and project management.

“Building on our top tier operations in Denmark and Finland, this merger adds market leadership in Norway and Sweden and together establishes Colliers as the dominant player in the entire Nordic region,” said Davoud Amel-Azizpour, CEO of Colliers | EMEA. “We are excited about our new partnership and the opportunity to leverage our best in class platform in this important and rapidly growing region.”

“Pangea has grown significantly over many years in the Nordics as well as internationally. The combination of Pangea and Colliers is a perfect match with our strategy and ambition to become the leading property advisor in the Nordics. It is important to us that we partner with an organization that shares our business philosophy and culture,” said Bård Bjølgerud, Founding Partner and CEO of Pangea, who will assume the role of CEO, Nordics, Colliers.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 63 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.5 billion and $81 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Colliers Contacts:

Christian Mayer
Chief Financial Officer | Global
(416) 960-9500

Davoud Amel-Azizpour
Chief Executive Officer | EMEA
(44) 20 7487 7020